UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

DEMANDWARE, INC.

(Name of Subject Company)

DEMANDWARE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

24802Y105

(CUSIP Number of Class of Securities)

Thomas D. Ebling

President and Chief Executive Officer

Demandware, Inc.

5 Wall Street

Burlington, Massachusetts 01803

(888) 553-9216

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark G. Borden

Jay E. Bothwick

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Demandware, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2016 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Dynasty Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of salesforce.com, inc., a Delaware corporation (“Parent”), to acquire all of the outstanding shares of Company Common Stock (the “Shares”) at a purchase price of $75.00 per share, net to the seller in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 10, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraphs on page 38 immediately before the section entitled “Annual and Quarterly Reports”:

“Notice to Option Holders.

On June 28, 2016, the Company delivered the notice filed as Exhibit (a)(11) hereto to holders of outstanding options to purchase Company common stock. The notice is incorporated herein by reference.

Notice to Holders of the Company’s Restricted Share Awards.

On June 28, 2016, the Company delivered the notice filed as Exhibit (a)(12) hereto to holders of outstanding restricted share awards granted under and pursuant to the Demandware 2012 Stock Incentive Plan, as amended. The notice is incorporated herein by reference.

Notice to Holders of the Company’s Restricted Stock Units.

On June 28, 2016, the Company delivered the notice filed as Exhibit (a)(13) hereto to holders of outstanding restricted stock units granted under and pursuant to the Demandware 2012 Stock Incentive Plan, as amended. The notice is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(11)	Notice to holders of outstanding options to purchase shares of common stock, par value $0.01 per share, of Demandware, Inc., delivered by Demandware, Inc. on June 28, 2016

(a)(12)	Notice to holders of outstanding restricted share awards granted under and pursuant to the Demandware, Inc. 2012 Stock Incentive Plan, as amended, delivered by Demandware, Inc. on June 28, 2016

(a)(13)	Notice to holders of outstanding restricted stock units granted under and pursuant to the Demandware, Inc. 2012 Stock Incentive Plan, as amended, delivered by Demandware, Inc. on June 28, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEMANDWARE, INC.

By:	/s/ Kathleen B. Patton

	Name:	Kathleen B. Patton
	Title:	Senior Vice President and General Counsel

Dated: June 29, 2016

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